# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALUMIS INC., CIK 0001847367
CUSIP: 022307102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 280 East Grand Avenue, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 11/18/2025
Filed by CIK 0001699737
Persons authorized to receive notices and communications: Abrar Hussain, Samsara BioCapital GP, LLC, 628 Middlefield Road, Palo Alto, California (CA), 94301, (650) 285-4270

## Reporting persons
- Samsara BioCapital, L.P. (CIK 0001699737): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,491,731; sole dispositive power 0; shared dispositive power 4,491,731; aggregate amount beneficially owned 4,491,731 (4.6% of the class)
- Samsara BioCapital GP, LLC (CIK 0001888829): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,491,731; sole dispositive power 0; shared dispositive power 4,491,731; aggregate amount beneficially owned 4,491,731 (4.6% of the class)
- Samsara Opportunity Fund, L.P. (CIK 0002086193): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 643,260; sole dispositive power 0; shared dispositive power 643,260; aggregate amount beneficially owned 643,260 (0.7% of the class)
- Samsara Opportunity Fund GP, LLC (CIK 0002086456): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 643,260; sole dispositive power 0; shared dispositive power 643,260; aggregate amount beneficially owned 643,260 (0.7% of the class)
- Srinivas Akkaraju (CIK 0001253170): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,134,991; sole dispositive power 0; shared dispositive power 5,134,991; aggregate amount beneficially owned 5,134,991 (5.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: ALUMIS INC.
Address of issuer's principal executive offices: 280 East Grand Avenue, South San Francisco, California (CA), 94080

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of Samsara BioCapital, L.P. ("Samsara LP"), Samsara BioCapital GP, LLC ("Samsara GP"), Samsara Opportunity Fund, L.P. ("Samsara Opportunity Fund") Samsara Opportunity Fund GP, LLC ("Samsara Opportunity GP") and Dr. Srinivas Akkaraju ("Dr. Akkaraju"). Samsara LP, Samsara GP, Samsara Opportunity Fund, Samsara Opportunity GP and Dr. Akkaraju are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1. Each of the Reporting Persons expressly disclaims the existence of a "group" for purposes of this Schedule 13D.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 628 Middlefield Road, Palo Alto, CA 94301.
Present principal occupation or employment: The principal business of the Reporting Persons is venture capital investments. Dr. Akkaraju serves as the Managing Member of each of Samsara GP, which is the general partner of Samsara LP, and Samsara Opportunity GP, which is the general partner of Samsara Opportunity Fund.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Samsara LP, Samsara GP, Samsara Opportunity Fund and Samsara Opportunity GP was organized in the state of Delaware and Dr. Akkaraju is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Reporting Persons' Schedule 13D filed with the SEC on August 27, 2024, as amended on May 23, 2025 and November 17, 2025, is incorporated by reference herein.

On November 17, 2025, Samsara Opportunity Fund purchased 914 shares of voting common stock in open market transactions at prices ranging from $5.51 to $5.52 per share (a weighted-average price of $5.51 per share). On November 18, 2025, Samsara Opportunity Fund purchased 102,652 shares of voting common stock in open market transactions at prices ranging from $5.72 to $6.44 per share (a weighted-average price of $6.05 per share). On November 19, 2025, Samsara Opportunity Fund purchased 137,772 shares of voting common stock in open market transactions at prices ranging from $6.23 to $6.81 per share (a weighted-average price of $6.56 per share). On November 20, 2025, Samsara Opportunity Fund purchased 125,743 shares of voting common stock in open market transactions at prices ranging from $6.92 to $7.48 per share (a weighted-average price of $7.20 per share). The aggregate purchase price of the securities purchased by Samsara Opportunity Fund between November 17, 2025 and November 20, 2025 was $2,435,384. These purchases were for cash and were funded by capital contributions from the general and limited partners of Samsara Opportunity Fund.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons' ownership of the Issuer's securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time (including by means of programs adopted pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 (the "Act")). Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the voting common stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of voting common stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the voting common stock beneficially owned by them (or any shares of voting common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Dr. Akkaraju, the Managing Member of Samsara GP and Samsara Opportunity GP, is a member of the board of directors of the Issuer. As a director of the Issuer, Dr. Akkaraju may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of voting common stock and percentages of the shares of voting common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 97,208,495 shares of voting common stock outstanding as of November 6, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 13, 2025.

The Reporting Persons' beneficial ownership of the Issuer's securities consists of (i) 4,491,731 shares of voting common stock directly held by Samsara LP; and (ii) 643,260 shares of voting common stock directly held by Samsara Opportunity Fund.

Samsara GP is the sole general partner of Samsara LP and Dr. Akkaraju is the managing member of Samsara GP. Each of Samsara GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara LP.

Samsara Opportunity GP is the sole general partner of Samsara Opportunity Fund and Dr. Akkaraju is the managing member of Samsara Opportunity GP. Each of Samsara Opportunity GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara Opportunity Fund.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D set forth the number of shares of voting common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below and elsewhere herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days:

On November 13, 2025, Samsara LP sold (i) 276,179 shares of voting common stock to Samsara Opportunity Fund in a private sale for $5.25 per share, and (ii) 33,460 shares in an open market transaction at $5.28 per share. These shares represented shares held by Samsara LP for the exclusive benefit of limited partners who had redeemed their respective interests in Samsara LP and in which neither Samsara GP nor Dr. Akkaraju had any economic interest.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Equity Awards

Dr. Akkaraju is a member of the Board of Directors of the Issuer. From time to time, Dr. Akkaraju may receive stock options or other awards of equity-based compensation pursuant to the Issuer's compensation arrangements for non-employee directors.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- Samsara BioCapital, L.P.: /s/ Srinivas Akkaraju, By Samsara BioCapital GP, LLC, its General Partner, By Srinivas Akkaraju, Managing Member (11/24/2025)
- Samsara BioCapital GP, LLC: /s/ Srinivas Akkaraju, By Srinivas Akkaraju, Managing Member (11/24/2025)
- Samsara Opportunity Fund, L.P.: /s/ Srinivas Akkaraju, By Samsara Opportunity Fund GP, LLC, its General Partner, By Srinivas Akkaraju, Managing Member (11/24/2025)
- Samsara Opportunity Fund GP, LLC: /s/ Srinivas Akkaraju, By Srinivas Akkaraju, Managing Member (11/24/2025)
- Srinivas Akkaraju: /s/ Srinivas Akkaraju, Srinivas Akkaraju (11/24/2025)